Exhibit 99.2


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 ELBIT MEDICAL IMAGING AND ELSCINT TO PARTICIPATE IN TELEVISION CHANNEL TENDER

         JOINT VENTURE WITH TAYA GROUP TO BID FOR OPERATIONS OF ISRAEL'S
                              CHANNEL 2 TV STATION

Tel-Aviv, Israel - November 30, 2004 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on November 29, 2004, together with its subsidiary company Elscint Ltd., it has entered into a binding Term Sheet with Taya Communications Ltd., an unrelated third party, for the establishment of a joint venture company ("the Tendering Company") which shall submit a bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period.

Pursuant to the Term Sheet, Elscint and EMI shall each acquire 25% of the Tendering Company (to be known as "Canne"), while Taya Communications Ltd., a public company traded on the Tel Aviv Stock Exchange and the owner and operator inter alia of television studios and media marketing companies ("Taya"), will take up the remaining 50%. The bids in the tender are to be submitted by January 20, 2005.

EMI and Elscint on the one hand, and Taya on the other hand, will each contribute one half of the anticipated costs to be incurred in the preparation and submission of the tender bid, anticipated to be in the aggregate amount of NIS 10 million (approximately $2.2 million). In the event that the tender bid is successful, Elscint and EMI will each contribute 25% of the financial obligations imposed upon the franchisee.

The Chairman of the Board of Directors of EMI, Mr. Mordechay Zisser, commented:
"Our decision to join forces with the Taya Group in participating in the Channel 2 tender is a natural progression in the development of the core expertise of the Group in the entertainment and leisure industries (EMI through the shopping and entertainment centers and Elscint through the hotels and the Arena shopping and entertainment center), and is synergetic with the respective business models of both EMI and Elscint. The programming standards and requirements which have been specified by the Second Television and Radio Authority in the tender are compatible with our moral values, and if successful, we hope to create a television channel of superior quality which will cater for the tastes and interests of a wide cross section of the Israeli society."

About Elbit Medical Imaging
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


Company Contact:                          Investor Contact:
----------------                          -----------------
Mr. Motti Sherf                           Rachel Levine
011-972-544-666332                        The Anne McBride Company
                                          1-212-983-1702 x207
                                          rlevine@annemcbride.com
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